THE MIDDLEBY CORPORATION

1400 Toastmaster Drive

Elgin, IL 60120

VIA EDGAR

July 14, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff Kauten

RE:	Request for Withdrawal of The Middleby Corporation
Registration Statement on Form S-4
Filed May 28, 2021
File No. 333-256653

Dear Mr. Kauten:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), The Middleby Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-4 (File No. 333-256653), together with all exhibits and amendments thereto, initially filed with the Commission on May 28, 2021 and declared effective by the Commission on June 11, 2021 (the “Registration Statement”), on the grounds that such withdrawal is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Registration Statement was initially filed with respect to the proposed issuance of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), in connection with the Agreement and Plan of Merger, dated as of April 20, 2021, by and among the Company, Middleby Marshall Inc., Mosaic Merger Sub, Inc. and Welbilt, Inc. (the “Merger Agreement”). On July 14, 2021, as reported on a Current Report on Form 8-K filed by the Company with the Commission, Welbilt terminated the Merger Agreement. Consequently, the Company will not proceed with the issuance of Company Common Stock as contemplated by the Merger Agreement and the Registration Statement.

No shares of Company Common Stock were issued or sold pursuant to the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Your assistance in this matter is greatly appreciated. If you have questions or require additional information, please do not hesitate to contact Eric Otness of Skadden, Arps, Slate, Meagher & Flom LLP by telephone at (713) 655-5135 or by email at eric.otness@skadden.com.

Sincerely,
THE MIDDLEBY CORPORATION

By:	/s/ Timothy J. FitzGerald

Name:	Timothy J. FitzGerald
Title:	Chief Executive Officer

cc:	Shilpi Gupta, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Eric C. Otness, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

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